Filed by Georgia Gulf Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

The following is a transcript of Georgia Gulf Corporation’s quarterly earnings conference call for the third quarter of 2012, which was held on the morning of November 7, 2012.

Operator:

Good morning.  My name is Mishay, and I will be your conference operator today.  At this time, I would like to welcome everyone to the Georgia Gulf third quarter financial results conference call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question-and-answer session.  If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

Thank you.  Mr. Martin Jarosick, you may begin your conference.

Martin Jarosick:

Thank you, Mishay, and good morning, everybody.  Welcome to today’s conference call to discuss Georgia Gulf’s third quarter financial results.  Joining me on the call today are Paul Carrico, president and CEO, and Greg Thompson, chief financial officer.

There are presentation materials available for your reference on our website and our press release issued last night with our third quarter financial results contains the forward-looking statement and certain other legends which are incorporated into and considered a part of this conference call.  I’ll remind you that the discussion during the call will contain forward-looking statements reflecting Georgia Gulf’s current view about future events.  These statements involve risks and uncertainties that may cause actual results to differ.  Georgia Gulf does not undertake any obligation to provide updates to these forward-looking statements.

This presentation also contains certain non-GAAP financial measures.  Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the appendix of the presentation materials.  For additional information, please refer to Georgia Gulf’s filings with the SEC.

Now I’d like to turn the call over to Paul.  Paul?

Paul Carrico:

Thanks, Martin, and good morning, ladies and gentlemen.  We thank you for joining us this morning.  Our third quarter results represent the strongest quarterly results we’ve had in over a decade.  We generated $106.7 million of adjusted EBITDA for the period, compared to $78.2 million last year, an improvement of $28.5 million.

For the year-to-date results through September, we reported $236.5 million of adjusted EBITDA compared to $193.8 million in the first three quarters of 2011.  Importantly, all three operating segments increased adjusted EBITDA for both the third quarter and the year-to-date results when compared to the same period last year.

In chlorovinyls, caustic prices strengthened and chlorine prices declined during the third quarter. And given that we are a merchant seller of caustic and a net buyer of chlorine, this quarter’s caustic and chlorine price movements generally worked in our favor for the total ECU value.

In the PVC side of our businesses, the industry operating rates remain high, as the North American producers continued to export PVC competitively to the rest of the world.

Our building products adjusted EBITDA improved in the quarter and year-to-date period on slightly lower volume.  We expect ongoing improvement as the North American housing market continues to show signs of recovery.

The results for our businesses – our aromatics business improved for the quarter when compared to last year, as there was a small inventory holding gain this year versus an inventory holding loss last year.  For the first three quarters of 2012, our adjusted EBITDA is much stronger than last year, based on several factors, to include higher volumes, improved margins, and a favorable inventory holding gain-loss comparison.

Our previously announced merger with PPG’s commodity chemicals business is on track to close by early 2013.  We’ve received U.S. and Canadian antitrust clearance and are making good progress on the remaining open items.  While we work through the approval steps to get to the close, we have teams focused on planning the integration of two organizations and developing plans to capture the synergies.

Most importantly, I want to thank everyone across our organization working on these activities for their hard work and commitment.  From our point of view, we are creating something special through this merger, and I’m extremely proud of the way our employees are managing the integration planning work that is taking place, while also safely and successfully running our current businesses.

So at this time, I’ll turn the call over to Greg to review our financial results in greater detail.

Greg Thompson:

Thank you, Paul.  Good morning, ladies and gentlemen.  Now let’s look at our operating performance during the third quarter.

We reported operating income of $73.9 million for the third quarter of 2012 compared to operating income of $54.4 million during the same quarter the previous year.  Operating income for the third quarter of 2012 includes $14.8 million of professional fees, primarily related to the pending merger with PPG’s commodity chemicals business and the remaining professional fees related to the unsolicited Westlake offer.  The quarter also includes a $1.9 million gain on sale from the final disposition of the Oklahoma PVC plant we closed in 2008.

SG&A expense for the third quarter of 2012 was $53.5 million compared to $43.4 million for the third quarter of last year.  The increase was mainly due to $9.9 million of higher compensation-related expense when compared to the third quarter of 2011.  The largest part of this higher comp-related expense is due to a higher expected payout in our annual employee cash bonus program.

Our net interest expense for the third quarter was $14.6 million compared to $16.7 million for the third quarter of 2011.  For the third quarter of 2012, we reported a tax provision of $19.8 million for an effective tax rate of 33 percent.  For 2012, we expect to make cash tax payments of approximately $40 million to $50 million and have an effective tax rate in the range of 25 percent to 35 percent.

Turning to our segments, in the third quarter, we generated $84.7 million of adjusted EBITDA in chlorovinyls compared to $61 million in the third quarter of 2011.  As Paul mentioned, this improvement was driven by lower chlorine prices and higher caustic prices, as well as lower feedstock costs and higher resin volumes.

Our building products segment generated $24.9 million of adjusted EBITDA in the third quarter of 2012 compared to $24.7 million for the same quarter of last year.  This slight increase was a result of lower raw material costs and the closure of the negative EBITDA fence product line in March 2012, partially offset by higher SG&A expense and lower sales volumes.

Our aromatics segment reported adjusted EBITDA of $11.4 million in the third quarter of 2012 compared to $2.1 million in the third quarter of last year.  The results for the third quarter of 2011 were negatively impacted by lower cost-to-market inventory write-down in the third quarter of that year of $9.3 million.  The impact from inventory holding gains and losses was minimal this quarter.

The total FIFO impact for the third quarter of 2012 was a positive $1.6 million, with about $3.9 million in chlorovinyls offset by negative $1.8 million in aromatics.  In the third quarter of 2011, the FIFO impact was a negative impact of $11 million, almost all in aromatics.

Now let’s discuss working capital.  We define controllable working capital as accounts receivable plus inventory, less accounts payable.  As you know, we historically invest working capital in the first half of the year and recover most of that working capital in the second half due to the seasonality of our business.  Compared sequentially, controllable working capital increased by about $10 million from June 30, 2012, to September 30, 2012.  This sequential increase was driven by a slight increase in inventories and accounts receivable.

Compared to the third quarter of last year, controllable working capital fell $34 million, driven primarily by lower raw material and energy costs.  Compared to third quarter last year, our net days of investment in controllable working capital were reduced by about one day.

On the cash flow statement, you will note that we generated $80.7 million of cash in operating expenses as compared with $92.6 million for the third quarter of 2011.  For the year, we now expect to be at the upper end of our guidance at the – issued at the beginning of the year, which was $50 million to $100 million of free cash flow.

Capital expenditures were $15.2 million for the third quarter of 2012 compared to $20.6 million in the third quarter of 2011.  We now expect full-year CAPEX to be around $80 million.

During the quarter, we announced the redemption of $50 million of our 9 percent senior secured notes due in 2017 and completed that redemption on October 12th.  With this payment, we have now paid down $220 million of debt since we completed the debt-for-equity exchange in July 2009.

Now I will turn the call back over to Paul for some comments on our outlook for the remainder of the year.

Paul Carrico:

Thanks, Greg.  We will begin the answer – the question-and-answer session in a few moments. But before that portion of the call, I’ll comment on our current view of 2012 guidance.

Our performance after three quarters this year has exceeded our original expectations when compared to our view at the beginning of the year.  Based on these positive results, as well as our general views at this time of the fourth quarter environment, for such items as caustic prices, domestic and export PVC demand and aromatics cost, we are increasing our 2012 adjusted EBITDA guidance to a range of $285 million to $315 million.

Now I’ll turn the call over to the operator, so we can take your questions.

Operator:

At this time, if you would like to ask a question, press star, then the number one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

And your first question comes from the line of Brian Maguire.

Brian Maguire:

Hey, good morning, guys.

Paul Carrico:

Good morning, Brian.

Greg Thompson:

Morning, Brian.

Brian Maguire:

Just a question on the raised EBITDA guidance and what that implies for the fourth quarter.  I guess normally you’d see maybe a $30 million, $35 million seasonal drop in EBITDA.  Just maybe give us some color on what you’re seeing that, you know, if you would anticipate kind of normal seasonality or not.  And then just kind of related to that, you know, why is such a large range as you get to just one quarter left in the year it seems like still $30 million range from the bottom to the top.  You know, what kind of factors would have to happen for you to hit the bottom of that range?

Paul Carrico:

Well, maybe starting off with the last part of that question, we’re always a little bit apprehensive, in particular because of the aromatics side of the business, which can have extreme fluctuations on benzene and propylene as you go into the last three months of the year, so that’s one of the bigger factors.

I guess the other thing that could happen is we have some, I’ll say, somewhat surprising at this point in time, maybe a fall in PVC related to export pricing or something like that.  We don’t see that right at the moment, but there’s clearly been years where that’s happened pretty significantly. So that’s the general reason for the range that we’re talking about.

When you look at that – or look at seasonality, it’s clear that there’s going to be some seasonality because you got four or five days of Thanksgiving and you got maybe seven to ten days of people take as outages during Christmas, so between the two holidays... so that necessarily reduces some domestic demand in particular.

I think a little bit of the wild card here is that, as we’ve talked about all during the year, not only for ourselves but for the industry, it increasingly becomes a situation though where the export side of the equation can pick up the slack a lot of times.  So that’s a question that’s out there, and we’ll see how that develops.  I’d say, at this point, export demand looks pretty good.

Brian Maguire:

OK, great, thanks for the update.  And just one last one, if I could.  I know the industry this time of year usually plays its version of the dating game and gets, you know, contracts structured for next year and negotiates discounts.  So just maybe kind of what you’re expecting heading into that season, and do you expect to maybe reduce some of the discounts on contracts, given some of the tightness in the market and improving demand trends?

Paul Carrico:

Yeah, that kind of set of discussions has been going on for a little bit and continues more intensely during November and December.  I don’t really, at this point, have a view as to necessarily how that’s going to shake out for the beginning of the year, other than those negotiations will happen and there’ll be some, you know, rearrangement of the pricing mechanisms.

Importantly, though, when you look at next year, in particular in the third quarter, you kind of see a period where we might be back to some really significant operating rates on the PVC side. So regardless of what those negotiations amount to this year, you can expect a certain amount of pricing pressure as you go into the year, because that supply-demand balance will be tighter, as demand domestically picks up and yet there’s still that export opportunity.

Brian Maguire:

OK, thanks very much.

Operator:

And your next question comes from the line of Jeff Zekauskas.

Silke Kueck-Valdes:

Good morning.  This is Silke Kueck for Jeff.  How are you?

Paul Carrico:

Morning, Silke.

Greg Thompson:

Good.

Paul Carrico:

Good.

Silke Kueck-Valdes:

You know, can you discuss what, you know, caustic prices did in the quarter sequentially, whether they were up, and whether your full-year forecast assumes that caustic prices, you know, will hold or go up or be flat?

Paul Carrico:

Yeah, there was, you know, the partial realization of the increase announcements out there, and that’s, I think, well publicized by a lot of the folks writing those forecasts.  I guess, at this point, we would expect firmness in the caustic pricing, which is maybe a little atypical when you have some pretty good operating rates on PVC and the chlorine draw, but we don’t see anything majorly changing in that environment at this point.

Silke Kueck-Valdes:

Uh-huh.  And, secondly, it seems that, you know, ethylene prices have moved up a little bit from where they were in the summer, and there are also some PVC price increases out there.  So can you discuss what the price increases are for maybe October and November and whether you’ve been successful with the October price increase?

Paul Carrico:

Yeah, ethylene has fluctuated, as you pointed out, and what we see in the market is, generally speaking, the PVC molecule is going to have to recover that cost increase as it flows through the system.  So it’s moved fairly reasonably quickly related to, when ethylene goes up, PVC follows.  That’s what drove some of the price increases recently.  And, yeah, we’ve seen price increase in October.  And I guess we’ll see how things develop if September and October showed some increase.

Silke Kueck-Valdes:

And if I can get – ask a last question, then get back into queue.  The – you know, the – when I look at the, you know, aromatics business, the – like, it seemed that there was just like a very small inventory holding gain this quarter.  And so I was wondering whether you can just like discuss how you got to the very high aromatics EBITDA number in the quarter, because the sales, you know, seemed lower, but the EBITDA really moved up.

Paul Carrico:

Yeah, the inventory holding gains, losses, et cetera, have been a little bit more tempered, which is a good thing, from our point of view.  I mean, we hope the same thing holds in the fourth quarter here.

But basically, it’s kind of what we’ve described earlier this year, generally speaking, versus last year.  And we kind of look at this more as a year-to-date number rather than getting too caught up on the individual quarters.

But generally speaking, volumes have been pretty good this year.  The market, for various reasons, has achieved a little bit better margin.  And for us, operating rates – particularly the cumene side – are a bit better based on the structure of the industry, which is things we’ve talked about before.

Silke Kueck-Valdes:

Thanks very much.  I’ll get back in the queue.

Operator:

And your next question comes from the line of Greg Mitsch.

Frank Mitsch:

I assume that that’s Frank Mitsch.  I’m going to go run with that.

Martin Jarosick:

You can take Greg’s place, Frank.

Greg Thompson:

Good morning, Greg.  Good morning, Greg, this is Frank.

Frank Mitsch:

Hey, Greg, is this the PPG call that I’m on?

Hey, great job on the chlorovinyls.  I wouldn’t have expected that that would be a record, and I think you did a good job of saying how it fell into place with being the seller of caustic and a buyer of chlorine.  Could you talk a little bit more about the PVC side of the business, what your percent exports were in the quarter?  How would you characterize the netbacks on those exports versus domestic netbacks?  And then, what were your operating rates in Q3?

Paul Carrico:

So, I guess operating rates in general on the vinyl side were pretty strong, you know, basically above the industry, as we’ve said before, and that’s driven primarily because of the rationalization we’ve done on some of our facilities over the last couple of years and where we positioned ourselves in the various markets.

In terms of exports, we’re a bit below the industry and continue to be a bit below the industry, but still, you know, fairly strong.  So the good news for us is that we’ve been able to flex to whatever opportunity there is.  And certainly, as the domestic demand has – or will reduce a bit in November and December, that will be hopefully made up by the export side.

Frank Mitsch:

All right.  So, Paul, to read into that, I would say that pretty strong means 100 percent operating rate and a bit below means coming below 20 percent, in terms of your export?  Is that fair to assume?

Paul Carrico:

So we never really get it 100 percent for the most part, but pretty good in terms of strength there. And then exports, I think it’s probably a bit above the 20 percent mark.

Frank Mitsch:

All right, great. And then just lastly on the PPG deal, what has been the reception from the customer base in terms of the consolidation move? And you mentioned that there were some remaining open items.  Can you pick through some of those, please?

Paul Carrico:

Well, I’ll speak to the customer base a little bit, and Greg can talk about the open items.  But on the customer base, you know, we don’t have detailed discussions with them at this point, other than we kind of generally understand the market and, of course, we have some customers in the caustic side that – so we get a sense of what the market is, although we’re a pretty small player there.

But I think, generally speaking, people are comfortable that the going-forward organization will have a nice balance sheet to start out with and will be a player in the market that can afford to invest as appropriate.  So I think favorable is my general comment there on the customer side.

Greg?

Greg Thompson:

So, you know, as we said, we’re looking to close by early – early 2013.  So you can look – the SEC filings have all the steps that are required.  But in summary, so ‘you know, we have talked about we’ve got the antitrust filings.  Those are now behind us.  And so it’s just – it’s the other things, it’s the SEC, it’s the IRS and the shareholder vote.

Frank Mitsch:

OK.  What is your timetable, do you think, for the shareholder vote?

Greg Thompson:

That would just fit into that timetable relative to closing sometime by early – early 2013.  But there are all kinds of possibilities as to when the exact timing might occur.

Frank Mitsch:

Thank you, gentlemen.

Operator:

And your next question comes from the line of Gregg Goodnight.

Gregg Goodnight:

Good morning, gentlemen.

Greg Thompson:

Morning, Greg.

Gregg Goodnight:

I’m fishing around, trying to really understand why your margins in the chlorovinyls were so strong.  You mentioned both caustic and chlorine, and I went back and looked at the IHS benchmarks for caustic, and they really didn’t bridge me to your results.  I was wondering if you could quantify your quarter-over-quarter net price increase for caustic for us, maybe a range or something, give us a little bit more of a clue.

Paul Carrico:

Well, relative to caustic, you know, everybody has different mechanisms, and so we don’t usually lay those out.  It’s almost always a percentage of what the announced numbers are, so you can make that kind of assumption.  But as I, I think, alluded to in the comments, it’s really a combo effect of the caustic and the chlorine side of the equation.  So we get a little bit of help in both sides there.

Gregg Goodnight:

OK.  Well, as you know, the industry announced $30 to $60.  Would you think the industry got more the lower side of that range or upper side or...

Paul Carrico:

I think it’s still being worked through.  So I don’t know how it’s going to totally shake out.

Gregg Goodnight:

OK.  The export – you mentioned exports as a percent of total sales for PVC.  Could you – I know Frank asked this question, but in a little different sense, could you compare your export as a percentage of your PVC sales in the second quarter versus third quarter?  I mean, were exports materially less as a percentage of your total sales in 3Q?

Paul Carrico:

It was up a bit in the third quarter.  So, you know, more often than not our second quarter has a pretty high level of domestic demand, and you get a little bit of a tail down in the third and the fourth, so that’s the reason for the curve there.

Gregg Goodnight:

OK.  And finally, you mentioned cumene was particularly strong.  On a quarter-over-quarter basis, how much did cumene contribute to your aromatics result of a $11.4 million EBITDA?

Paul Carrico:

Well, when I was referring to cumene, I was talking about just the general level of cumene volumes that we’re realizing in the last year and this year versus some earlier periods of time,  trying to relate it back to the general move that we’ve had there.  And so we don’t typically break that out between cumene and phenol.  It’s just that, overall, when you look at the last couple of years, the rates of cumene have moved up for us, just – and, again, because of the way the industry has been structured.

Gregg Goodnight:

OK.  Hey, thanks for your help.  I’ll get back in the queue.

Paul Carrico:

OK.

Operator:

And your next question comes from the line of Charles Neivert.

Charles Neivert:

Hi, good morning, guys.  Just a quick question.  On the aromatics side, in general, have we been seeing – you know, because of all the – some of the closures people getting out in that formula pricing situation, is that sort of C part of the ABC contract?  Has that been moving up over the course of time?  And, you know, is that looking like it could continue to do so, as the market continues to stay snug and you can move – you know, continue to move products to the export markets?

Paul Carrico:

Well, if you reflect back over two, three years, sure, the margins have improved a bit, although two or three years ago, they were totally unacceptable, as you recall.  So that’s a factor.  But volume for us is an important factor.

Where it goes from here … exports are really not that big a part of the game these days,  just because of the pricing differentials between here and Asia and Europe and all that.  So don’t know for sure yet how that will shake out.  Part of it will also depend upon the housing market.  You know, does that come back to a reasonably high-level and how fast and things like that?  So predicting what’s going forward is a little bit more challenging at this point.

Charles Neivert:

And then on a follow-on – and I know you guys operated a bit above the market’s average operating rate in your vinyls business.  But, you know, relative to – and that price increases in PVC have generally sort of been basically keeping up with ethylene or at least trying to keep up with ethylene.  Do you think that you’re getting close to the point where the price hikes will either lead an ethylene hike?  Not lead to, but, you know, be in front of an ethylene hike or at least be able to exceed it going forward?  I mean, are we at a strong enough point for the industry to be able to begin to start looking for numbers like that?

Paul Carrico:

Well, it sure would be nice to get to that point, but, you know, that more often than not happens in the spring, as you get through the holidays, the end of the year.  And then people are a little bit slow coming back in January all the time, so you’re more likely to see that late first quarter or second quarter, and that’s what we would hope for, anyway.

Charles Neivert:

Right.  But, I mean, you think your – the current operating rates in the industry are approaching a kind of level where that might be able to happen come the spring, where we’re not where we were some time ago, where you’d need an awful big gain to make that happen, so I guess you’d say we’re closer to that point?

Paul Carrico:

Yeah, you know, I kind of depend on these forecasters out there that put out all these numbers, and I see numbers in the second quarter next year that are 90-plus in some cases.  So that’s historically been a good sign for PVC margins.

Charles Neivert:

OK.  All right.  That does it.  Thanks very much.

Operator:

And your next question comes from the line of Saul Young.

Bill Young:

No, this is Bill Young if that’s who you’re looking for.  Good morning, gentlemen.

Paul Carrico:

Hi, Bill.

Greg Thompson:

Bill.

Bill Young:

I was just wondering where you stand now on securing more long-term supplies for ethylene? You know, without mentioning any names, what kind of deals are well along in discussions like equity of some sort in a new plant or cost-plus contracts?  Or what are the big sort of – could you tell us which avenues that you’re making some substantial progress on, please?

Paul Carrico:

Well, in that area, as you can imagine, with all the announcements, there’s lots of activity.  People are still trying to gauge how much actual progress has been made over the last six months to nine months.  So, some of that is still in a state of flux.

We continue on a pathway of doing what we said before, which, you know, our mission is to get about 50 percent of our volume requirements under a cost base type of situation.  So, we’ve had quite a few discussions, and it ebbs and flows with how those participants either make sense to us or don’t.  And we’re just still in the midst of all that and don’t have anything really definitive or – you know, there’s not something right around the corner at this point to lay out for you.

Bill Young:

Is a condo cracker concept, is that hypothetically of interest to you folks, where you have to put in some meaningful equity?

Paul Carrico:

Yes, we’re willing to make the investment in order to get to the position we’re trying to target.

Bill Young:

OK, that’s a good possibility.  OK.  Thanks very much.

Paul Carrico:

OK.

Operator:

Again, if you would like to ask a question, press star, then the number one.

Martin Jarosick:

Are there any more questions, Mishay?

Operator:

One moment.  We have one participant in queue.  One moment.

And your next question comes from the line of Robert Risis.

Robert Risis:

Hey, just one question.  Could you give us a guess on how you see housing starts unfolding from everything you know?  If you don’t want to, you can pass, but it would just be helpful just to see– hear from your point of view over the next 12 months, assuming – I’ll give you the economy,  we saw the fiscal cliff and the economy trudges on like at 1.5 to 2.5.

Paul Carrico:

I think our perspective is that we have bottomed out and we’re on the curve upward.  I . . . you know, relative to exactly what it goes to next year, I feel like it’s going to continue to improve and probably will improve at a rate that’s different from all the forecasts that are out there.  But that’s about as far as we can see into the future right now, but that’s a good feeling compared to where we’ve been for the last several years, so...

Robert Risis:

Yeah, and one follow-up on that.  How do you think your business will do in the building products area, the one Royal business?

Paul Carrico:

Well, generally speaking, we’ve been focused in building products on – more on – in product innovation and product improvements in the past year.  I think if this volume comes along with housing and such and gives us opportunity, we’ll see appropriate increases in our volumes as we go forward.

Robert Risis:

OK, thanks.

Paul Carrico:

OK.

Operator:

Again, if you would like to ask a question, press star, one.

And your next question comes from the line of Christopher Butler.

Christopher Butler:

Hi, good morning, guys.

Paul Carrico:

Morning, Chris.

Greg Thompson:

Hi, Chris.

Christopher Butler:

A lot of my questions have been answered at this point, but sort of touching on the last question,  as we look at housing starts improve this year and compare that to your volume numbers,  looking forward here a little bit, understanding that there’s generally a little bit of a lag, probably some inventory de-stocking going on in the supply chain, do we start to see number – volume numbers from building products and, vinyls start to come closer to what we’re seeing on the start side as we get into 2013?

Paul Carrico:

Well, we don’t – we don’t really have a comparison to this type of situation where we’ve come from such a low housing start, back up to hopefully some kind of normal number.  And it’s not something we certainly would predict to be a linear relationship.

But overall, yeah, I think we’re still in the mode right now where, again, we’re focused more on innovative products, good positioning rather than getting into what’s still a bit of a sloppy market on market share.  And I think we’ve got to get the industry up at something a little bit further along than where we are right now to get moving in the direction where we switch over to a little bit more focused on the volume that’s out there.

Christopher Butler:

And shifting to aromatics a little bit, understanding that the fourth quarter tends to be a little bit of a wild card, you know, some of the softness that you’ve seen here in the exports in the third quarter, would you expect that to continue in, say, the first part of next year?  Or is that something that’s kind of come and gone?

Paul Carrico:

Well, the benzene and propylene prices have firmed, if anything, through this quarter, which is kind of odd compared to history, and so I never predict those kind of things that far out.  I just – it’s unusual where we are right now compared to the last several years.  So first quarter, I think the industry would tell you, the industry forecasters would tell you, it’s not highly likely that we’ll be into a big export position.  But I’ve seen that change on a, you know, on a month or a few weeks notice, too.  So we’ll have to see.

Christopher Butler:

I appreciate your time.

Operator:

Again, if you would like to ask a question, press star and then the number one.

Martin Jarosick:

Any more questions, Mishay?

Operator:

And there are no questions from the phone line.

Martin Jarosick:

Great.  Well, thanks, everyone, for joining us.  And we’ll see you at various conferences that we’ll be at the next few months, and we’ll speak again in February.

Operator:

This concludes today’s conference call.  You may now disconnect.